SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of January 2003

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant’s principal executive office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

      Enclosures:

1.	Notification dated 2 January 2003 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.

2.	Notification dated 8 January 2003 advising that BOC and Celanese have entered into an industrial gases supply agreement in the US.

3.	Notification dated 8 January 2003 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc (the Company) Employee Share Trust (1995), of a total of 2,230 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

4.	Notification dated 17 January 2003 containing statements made by Rob Margetts, Chairman and Tony Isaac, Chief Executive, at the Annual General Meeting of The BOC Group plc held on that date.

5.	Notification dated 22 January 2003 advising that a copy of the resolutions passed at the Annual General Meeting other than ordinary business and copies of the rules relating to new incentive schemes approved at that meeting were available at the UKLA Document Viewing Facility.

6.	Notification dated 30 January 2003 advising that The BOC Group plc will be announcing its First Quarter Results on Tuesday 4 February 2003.

THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT 15.20 HRS ON 2 JANUARY 2003 UNDER REF NO 7295F
SCHEDULE 5
THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 8 JANUARY 2003 AT 07.30 HRS UNDER REF: PRNUK-0701032013-78F3
THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 8 JANUARY 2003 AT 14:55 HRS UNDER REF: PRNUK-0801031453-D8D7
THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT 11.00 HRS ON 17 JANUARY 2003 UNDER REF: PRNUK-1601031750-1D13
THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT 14.16 HRS ON 22 JANUARY 2003 UNDER REF: PRNUK-2201031414-0A0E
The BOC Group plc Announcement released to a Regulatory Information Service at 14.36 hrs on 30 January 2003 under ref. no PRNUK-3001031432-87A3
SIGNATURE

THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
15.20 HRS ON 2 JANUARY 2003 UNDER REF NO 7295F

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company

The BOC Group plc

2.	Name of scheme

Savings-Related Share Option Scheme

3.	Period of return:

From 1 July 2002 to 31 December 2002

4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme

6,611,183

5.	Number of shares issued/allotted under scheme during period

97,189

6.	Balance under scheme not yet issued/allotted at end of period

6,513,994

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

Listing granted on 5 April 1978 for Ordinary shares of 25p each
Please confirm total number of shares in issue at the end of the period in order for us to update our records
497,360,985 Ordinary shares of 25p each

Contact for queries:

Address:	The BOC Group plc Chertsey Road Windlesham Surrey GU20 6HJ
Name:	Karen Weston
Telephone:	01276 807388

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company

The BOC Group plc

2.	Name of scheme

Executive Share Option Scheme

3.	Period of return:

From 1 July 2002 to 31 December 2002

4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme

11,933,241

5.	Number of shares issued/allotted under scheme during period

131,104

6.	Balance under scheme not yet issued/allotted at end of period

11,802,137

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

Listing granted on 20 March 1985 for Ordinary shares of 25p each Please confirm total number of shares in issue at the end of the period in order for us to update our records 497,360,985 Ordinary shares of 25p each

Contact for queries:

Address:	The BOC Group plc Chertsey Road Windlesham Surrey GU20 6HJ
Name:	Karen Weston
Telephone:	01276 807388

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
8 JANUARY 2003 AT 07.30 HRS UNDER REF: PRNUK-0701032013-78F3

BOC and Celanese enter industrial gases supply agreement in the US

Windlesham, UK, 8 January 2003 — BOC and Celanese have reached agreement for BOC to fulfil a significant portion of the industrial gases requirements for Celanese’s chemical facility in Clear Lake, Texas.

Under the agreement, BOC has acquired Celanese’s partial oxidation syngas plant for the production of carbon monoxide and hydrogen and will be responsible for the supply of oxygen and nitrogen to the Clear Lake facility. The investment position also gives BOC a substantial source of hydrogen for pipeline customers and liquid argon products for its merchant market.

The Celanese facility, on the Houston Ship Channel, includes a world scale vinyl acetate monomer plant and the world’s largest acetic acid unit, requiring large quantities of oxygen and nitrogen, as well as carbon monoxide, in the production processes.

The investment is the first major integrated industrial gases supply position for BOC in the US Gulf and utilizes its added-value solutions approach in attaining optimal synergies for Celanese’s production of chemicals with its surrounding industries.

The BOC Group (LSE:BOC, NYSE:BOX), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs over 46,000 people and had annual sales of over £4 billion ($6 billion) in 2002. Further information about The BOC Group may be obtained on the Internet at <http://www.boc.com>.

Contact:	Christopher Marsay, Group Manager — Investor Relations
Tel: 01276 477222 (International +44 1276 477222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
8 JANUARY 2003
AT 14:55 HRS UNDER REF: PRNUK-0801031453-D8D7

8 January 2003

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 27 December 2002 of 2,230 Ordinary shares of 25p each in the Company at a sale price of 865p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company’s senior executive share option plans.

Following this disposal of 2,230 Ordinary shares, the Trustee now holds 4,039,686 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,039,686 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
11.00 HRS ON 17 JANUARY 2003 UNDER REF: PRNUK-1601031750-1D13

17 JANUARY 2003

THE BOC GROUP plc — ANNUAL GENERAL MEETING

STATEMENTS MADE TO SHAREHOLDERS BY MR R MARGETTS, CHAIRMAN, AND MR A E ISAAC, CHIEF EXECUTIVE

Mr R Margetts

Good morning, ladies and gentlemen, and welcome to what is the 117th Annual General Meeting of The BOC Group and my first as your chairman.

BOC has performed well through a year that has not been easy in either the financial markets or in most of the markets where BOC does its business. We are experiencing the most severe downturn the semiconductor industry has witnessed and it is a great credit to the people of BOC Edwards that they have remained profitable while their largest customer group remains in the doldrums. Elsewhere, industrial markets in Australia and South Africa have performed well but there was little joy last year in the UK, US and Japanese economies, all of which are important to BOC.

Tony Isaac will give you more details of the Group’s performance over the past year, but with little help from the world economy BOC has delivered strong organic growth complemented by good acquisitions that will serve us well in future.

In terms of total shareholder return, BOC has outperformed the FTSE 100 by 46 per cent over the last two years. Total shareholder return includes dividend payments as well as reflecting share price movements. But as I said in my statement in the annual report, this performance is not so good when compared with some of our industrial gases competitors, with our US peers delivering returns significantly ahead of the European and Japanese competitors.

Your board has a strategy of delivering superior returns for shareholders. This will enable us to sustain our progressive dividend policy, for which we will be seeking your endorsement later in the meeting. It is at times like these when capital values have fallen that secure and rising dividends keep faith with our longstanding shareholders, both large and small.

I have visited most of BOC’s important markets in the past year. Your company has been in business for over one hundred years and has established itself effectively in industrial markets around the world. The goodwill that I have experienced from customers comes, I believe, both from our long term commitment to serving them and their industries, and from our strenuous efforts to improve the way we do business with them.

Many things have impressed me also about the BOC people I have met, and the image that lingers most is of our employees’ determination never to let a customer down and to try and provide better service. This combination of a strong customer base and people who work hard to deliver customer service gives us a profitable business today and presents great opportunities for the future.

The board has spent considerable time this year reviewing the Group’s strategies and implementation plans with Tony Isaac and our executives. We have concluded that delivering consistent organic growth coupled with selected bolt-on acquisitions is the soundest path at present for creating sustained and sustainable value for shareholders over time. Furthermore, BOC’s line of business structure is unique in the industrial gases industry and the individual strategies that the lines of business are bringing to bear on their key markets are both innovative and exciting.

BOC Edwards is better placed than ever to benefit when the semiconductor industry returns to its long term growth trend, Process Gas Solutions has demonstrated the success of its solutions-based selling approach allied to firm control of the cost base, while Industrial and Special Products is proving that the traditional cylinder business has considerable scope for organic growth, especially with the provision of market-specific service offerings.

Our specialist businesses, Gist and Afrox hospitals, are also two high class operations that have established a profitable position for themselves in their respective markets.

Over the last year, the board has examined carefully the risks faced by your company and tested the actions that are in place to mitigate them. The board has also committed much time to its responsibilities in corporate governance in its widest sense. Every aspect of the conduct of the company, the board and board committees has been reviewed and improvements made. These range from company policies and practice on social responsibility, safety, health and the environment and business ethics, through to remuneration policy on which we are seeking your support today.

Our management resources committee has examined every facet of the employment and remuneration of our executives, taking into account concerns raised by our investors, which are being fully addressed in the proposed policy and the new schemes. Changes have been made to contracts and further remuneration changes are proposed as we seek your support for the long term incentive schemes that will apply to executive management.

As a result of all these reviews I believe we are operating high standards of corporate governance across the whole field of stewardship.

A key aspect which reinforces strong corporate governance is an open and transparent culture within the company and with all its stakeholders. This allows potential problems and issues to be identified, discussed and resolved.

Transparency is one of the four watchwords that you come across everywhere in BOC. Together their initials form the acronym ACTS, standing for accountability, collaboration, transparency and stretch. Accountability and stretch help us deliver the tough targets that we have set the organisation. Collaboration and transparency help us work together as a team and to ensure that we deliver the best for The BOC Group overall and you our shareholders.

Finally I would like to comment on some changes to your board since our last Annual General Meeting. We have recruited two of the world’s outstanding business leaders as non-executive directors.

Matthew Miau was appointed a non-executive director in January last year. As chairman of MiTAC-Synnex, one of Taiwan’s leading high-tech groups, Matthew has extensive experience of the electronics industry and Asian business in general.

Roberto Mendoza was appointed a non-executive director in October. Roberto was vice-chairman of the board at J P Morgan and then a managing director of Goldman Sachs before leaving to co-found his own finance business. He brings deep global financial and business expertise to our deliberations.

Our most recent board appointee is John Bevan, who is now chief executive, Process Gas Solutions. For the past two years John has been running BOC’s businesses in Asia and has successfully introduced the line of business structure into our Asian operations.

We said farewell to one board colleague this year. Dick Grant left in December after some 30 years in BOC. Most recently he ran Process Gas Solutions and has left a thriving and successful business. I thank Dick for his contribution to BOC and we all wish him well for the future.

Your company has a knowledgeable and experienced board with an excellent range of skills and a shared ambition and vision for your company. It has a powerful executive team headed by Tony Isaac, who is providing strong, energetic and consistent executive leadership. In that context I am delighted that Tony has agreed to postpone his retirement until June 2005. BOC also has talented and committed staff at all levels and in all countries.

Ladies and gentlemen, let me thank you for your support and let me say that I am immensely proud to be chairman of BOC, one of the UK’s very few world class industrial companies.

Mr A E Isaac

There was one area of our performance that Rob did not touch on in his opening remarks. I know he feels as strongly about it as I do, but I asked him to let me make it the first thing that I would tell you about today — in the same way that it is the first item on the agenda for our board meetings and for the executive management board.

I’m talking about safety.

There are hazards associated with many of our products if they are not handled correctly. Beyond that we have large fleets of trucks and cars travelling many millions of miles each year. We have a responsibility to keep safe everyone who works in BOC as well as all those we work with. I don’t want anyone to be hurt as we go about our business.

Last year we managed to improve against our four principal indicators of safety, but I am well aware that any accident is one too many. I personally lead our efforts to improve our safety performance and it will remain the most important item for the management team.

Rob outlined briefly the economic conditions we faced last year, particularly the continuing difficulties in BOC Edwards’ most important market, the semiconductor industry. For BOC Edwards to remain profitable throughout the year was a great achievement considering that many similar suppliers have posted losses for the past six or seven quarters.

With the exception of BOC Edwards, all other parts of the Group showed significant improvements in underlying operating profit. By underlying I mean after stripping out exchange rate movements and exceptional items. Afrox hospitals was ahead by 25 per cent, Process Gas Solutions by 22 per cent, Gist by 20 per cent and Industrial and Special Products by 5 per cent,

Across the Group we also maintained our strong focus on generating cash and again met our objective of being cash positive after paying interest, tax and dividends but before spending on acquisitions.

We have been pursuing consistent strategies that are well understood throughout our lines of business and within our business units.

We are concentrating on those business areas where the opportunities for profitable growth are highest. Countries with high GDP growth are obvious candidates and we are fortunate that we already have a strong position in many high-potential Asian economies. Even in the more developed and slower-growing economies our lines of businesses can identify fast growing markets and match them with new products and services far more quickly than we used to be able to do.

We have added to our presence in Thailand, Malaysia and Canada this year through successful acquisitions in support of our Industrial and Special Products strategy.

We have also added significantly to BOC Edwards’ capability by buying Seiko Instruments’ turbomolecular pumps business and Smiths Industries’ vacuum and pressure businesses as well as gaining some key technologies through smaller acquisitions.

Process Gas Solutions concluded an important joint venture agreement in Nanjing, China with YPC, which is a subsidiary of Sinopec, the leading chemicals group in China. This gives us a foothold in the chemicals capital of China. We also improved our supply position for carbon dioxide in the US by purchasing the CO2 assets of Messer. Elsewhere we purchased the pipeline network on Teesside that links our production plants to our key customers and increased our shareholding in the company supplying nitrogen to Pemex’s oil field in the Gulf of Mexico. After the year end we achieved an important breakthrough with the award of a contract by Celanese. This gives us a position in the important petrochemicals centre on the US Gulf coast.

While we strive for sustainable growth we have not forgotten the old virtues of continually improving our operations, managing our costs and avoiding waste. Our network of operations support centres is an excellent example of what can be achieved. We can now monitor and run our plants remotely from hundreds, or even thousands, of miles away. These centres are as good as you will find anywhere in the world and they prove that you can give a better service and save money at the same time.

Improving service is fundamentally important to us because we want to be paid a fair price for the goods and services we deliver to our customers. The service component is already surprisingly large in parts of our business, such as in the hospitality sector. People will pay for good service and we are dedicated to supplying it.

Where there are good opportunities for growth we are prepared to invest to benefit from them — but there are also areas of our business that need different solutions. This year we joined our Process Plants business with that of Linde Engineering in the US to form Linde BOC Process Plants. This gives us the double benefit of access to world class technology at a lower cost. In the low growth environment of Japan we have successfully merged our gases business, OSK, with Air Liquide Japan to form Japan Air Gases. OSK had made great progress in improving its profitability but the dynamics of the Japanese market drove us to create a larger and more effective competitor, and this we have done by creating Japan Air Gases.

We are only able to make such progress because of the quality of the people we have in BOC. Developing, training, recognising and rewarding our people is a task that we give much time to. BOC is a diverse Group and I take a personal interest in ensuring that this diversity is recognised at all levels of our organisation around the world. As an example, we held our most recent senior management workshop in Thailand in November. Approximately 50 per cent of the workshop involved the Asian management team and a range of young Asian managers who presented their opportunities and achievements to us. Asia is certainly a region with enormous growth potential for us, but it has also provided us with highly talented people who will undoubtedly have very successful careers with BOC.

Looking to the future, there are no signs yet that we can expect much help from the world economy this year. However, our gases businesses continue to show good turnover growth and improved profitability. Our Gist and Afrox hospitals businesses also continue to perform well.

The timing of increased investment by the semiconductor industry remains uncertain with BOC Edwards’ monthly order intake giving mixed signals. BOC Edwards’ profit in the first three months of this current year will reflect the low levels of order intake we experienced towards the end of last year.

The continuing underlying improvement in Group operating profit is, however, masked by two issues that I outlined last year. The first arises principally from the further decline in equity markets that affects our reported profit under the accounting treatment for pensions. The lower net pension credit will predictably reduce our profit by around £24 million in 2003.

The second relates to currency movements. The great majority of our business comes from outside the UK and we have seen a steady weakening in the US dollar and the Japanese yen over recent months. This has been partly offset by the South African rand which has recovered from the exceptionally weak rates of a year ago.

In summary, our growth strategies are making the most of the opportunities available to us. These are underpinned by well-targeted acquisitions and by our continuing concentration on costs. At the same time strategic initiatives, such as the joint venture in Japan and the establishment of Linde BOC Process Plants, strengthen our business as well as reducing costs.

So, ladies and gentlemen, 2002 was a good year for BOC. A year that again showed how resilient our core industrial gases business is and demonstrated the benefits beginning to flow from our consistently applied strategy. I expect 2003 to continue the successful development of your Group.

For further information, please contact:
Christopher Marsay, Group Manager — Investor Relations
Telephone: 01276 477222 (International: +44 1276 47222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
14.16 HRS ON 22 JANUARY 2003 UNDER REF: PRNUK-2201031414-0A0E

22 January 2003

THE BOC GROUP plc — DOCUMENT ON AGM RESOLUTIONS

A copy of the resolutions passed at the Annual General Meeting other than Ordinary business and copies of the rules relating to new incentive schemes approved at that meeting have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

The BOC Group plc Announcement released to a Regulatory Information Service at
14.36 hrs on 30 January 2003 under ref. no PRNUK-3001031432-87A3

30 January 2003

The BOC Group plc

The BOC Group plc will be announcing its results for the three months ended 31 December 2002 on Tuesday 4 February 2003.

Contact:	Christopher Marsay, Group Manager — Investor Relations The BOC Group, Windlesham, UK Telephone 01276 477222 (International +44 1276 477222)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2003

	By:	/s/ David Kinnair Name: David Kinnair Title: Assistant Company Secretary